

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

<u>**Via E-Mail**</u>

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

> **RE:** **Echo Therapeutics, Inc.**
> **Revised Preliminary Proxy Statement filed by Platinum Partners Value**
>   **Arbitrage Fund L.P., et. al. filed on October 20, 2014**
> **Soliciting Materials filed pursuant to Rule 14a-12 on October 6, 2014**
> **File No. 001-35218**

Dear Mr. Davis:

    We have reviewed your filings and have the following comments.

<u>Revised Preliminary Proxy Statement</u>
<u>Cover Letter</u>

1.   We note your response to prior comment 3 in our October 16, 2014 letter. With respect to clause (i) in our prior comment, revise here (or similar disclosure under "Reasons for the Solicitation") to briefly disclose the information in the first, second, fourth and fifth bullet points of your response. Revise the disclosure referenced in clause (ii) of our comment to briefly disclose the information in the bullet point of your response addressing this portion of the comment.

2.   We note your response to prior comment 4 in our October 16, 2014 letter. Revise your disclosure to describe the nature of the forum upon which you relied for support for the referenced disclosure. In this respect, we note the anonymous nature of posts as well as the inability of anyone to ascertain whether the posters are holders of the company's stock. In addition, tell us whether any of the posters referenced in your response are affiliated or associated in any way to the participants. Finally, tell us whether the Yahoo! Finance forum includes any statements of support for the current board and the "Historic Directors" and, if so, disclose such fact in your proxy statement.

3.   We note your response to prior comment 5 in our October 16, 2014 letter. To the extent not already clarified, revise your disclosure to indicate that the disclosure is supported by observations from the Stockholder Supported Directors.

4. We note your disclosure relating to your interpretation of the Historic Directors' failure to submit a statement for inclusion in your proxy statement. Given that the federal securities laws do not limit the time for any party to solicit votes and the uncertainty relating to your ability to call a special meeting, remove your statement (here and elsewhere) that the Historic Directors have made "a definitive election to refrain from soliciting stockholders regarding their removal."

5. We note your response to prior comments 10 and 11 in our October 16, 2014 letter. Revise the referenced disclosures to attribute the statements to Dr. Goldberg and to characterize them as his opinions.

6. We note your response to prior comment 12 in our October 16, 2014 letter. With a view toward revised disclosure, tell us whether the third party that suggested replacement directors is affiliated or associated with the participants, Mr. Goldberg or Dr. Goldberg.

7. We reissue prior comments 13 and 14 in our October 16, 2014 letter. We are unable to find any of the revisions we requested or an analysis explaining your reasons for not making such revisions. Your responses simply provide your analysis of Delaware law and the company's organizational documents. Given the uncertain validity of your actions under Delaware law, security holders must be made aware of the facts listed in our prior comments.

Questions and Answers About the Removal Meeting

8. We note your response to prior comment 15 in our October 16, 2014 letter. To the extent not covered in the revisions requested in comment 7 above, please include a question-and-answer that informs security holders of the possibility that your solicitation is deemed inappropriate, the cause for the directors' removal is deemed insufficient or the vote obtained is deemed insufficient to remove directors.

Soliciting Materials filed pursuant to Rule 14a-12 on October 6, 2014

9. We note your response to prior comment 15 in our October 16, 2014 letter. Confirm that you will provide a brief summary of your response in future soliciting materials that repeat or refer to the disclosure referenced in our prior comment.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions